MANAGEMENT’S
DISCUSSION & ANALYSIS

For the three and twelve months ended July 31, 2019

Management’s Discussion & Analysis

For the year ended July 31, 2019
(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp (formerly The Hydropothecary Corporation) and our wholly owned subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the year ended July 31, 2019 and 2018. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). This MD&A is supplemental to, and should be read in conjunction with, our audited annual financial statements for the fiscal years ended July 31, 2019 and 2018. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance.

• the competitive and business strategies of the Company;

• the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

• the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

• the expansion of business activities, including potential acquisitions;

• the integration of our acquisition of Newstrike Brands Ltd. (“Newstrike”) into our operations;

• the expected production capacity of the Company;

• the expected sales mix of offered products;

• the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”);

• the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

• the establishment of the Company’s investment in association with Molson Coors Canada and the future impact thereof;

• the establishment of the Company’s joint venture with QNBS P.C. (formerly Qannabos) for the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

• the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

• whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

• the applicable laws, regulations and any amendments thereof;

• the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

• the anticipated future gross margins of the Company’s operations; and

• the performance of the Company’s business and operations.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

• the Company’s ability to implement its growth strategies;	• the Company’s ability to maintain and renew required licenses;

• the Company’s ability to complete the conversion or buildout of its facilities on time and on budget;	• the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

• the Company’s competitive advantages;	• the Company’s ability to keep pace with changing consumer preferences;

• the development of new products and product formats for the Company’s products;	• the Company’s ability to protect intellectual property;

• the Company’s ability to obtain and maintain financing on acceptable terms;	• the Company’s ability to manage and integrate acquisitions, particularly Newstrike;

• the impact of competition;	• the Company’s ability to retain key personnel; and

• the changes and trends in the cannabis industry;	• the absence of material adverse changes in the industry or global economy.

• changes in laws, rules and regulations;

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated October 28, 2019.

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COMPANY OVERVIEW

HEXO Corp is helping shape an entirely new legal cannabis market – in Canada and abroad. We are working to change the world; and we are just getting started.

Just six years ago, two entrepreneurs set out to corner the cannabis market in Canada. Laying roots in the province of Quebec, the Company was influential in stimulating market acceptance and support, raising significant capital in the public markets since the beginning of fiscal year 2018. We have agreements and arrangements in place to supply cannabis in nine provinces, including a five-year supply contract with Quebec’s Société québécoise du cannabis (“SQDC”). In total, we have governmental or private retail distribution agreements covering most major Canadian markets, reaching over 95% of the Canadian population. Our brands – HEXO and Up – are available to Canadians across the country.

Today, HEXO is a consumer-packaged goods (“CPG”) cannabis technology company that has increased its focus globally. We believe that building a brand comes primarily from a strong distribution system and product quality, and from making a meaningful commitment to sustainability. Through our Hub and Spoke strategy, we are centralizing our intellectual property and branding it “powered by HEXO” and as we have done with Molson Coors Canada (“Molson”) we plan to partner with Fortune 500 companies in different facets of the CPG market, to participate in the cannabis market beginning in Canada and around the world. Fundamentally, we bring our brand value, cannabinoid isolation, formulation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, we plan to leverage their international distribution, base products and their deep understanding of consumer markets.

We aim to provide a clear, legal regulatory path into worldwide markets and best in class technology to our current and future partners. We believe the U.S. represents a significant market in the evolution of the cannabis industry, and that to establish global cannabis brands, our goal is to be successful there. As the U.S. market continues to develop, we intend to bring American consumers innovative, consistent, and high-quality hemp-derived cannabidiol (“CBD”) infused products “powered by HEXO”. Through these partnerships, we plan to focus on large-scale CBD extraction from hemp, providing high quality ingredients to our current and future Fortune 500 partners, as well as hemp derivative wholesaling.

We have a history of innovation driven by our experienced management team. Under their leadership, we are building a robust research and development team to deliver the cannabis experiences sought by the market. We are among the cannabis industry’s top innovators, with award-winning products such as Elixir, Canada’s first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption. We are also pioneering a line of sexual health products with Fleur de Lune and have won top awards for the quality of our pre-rolled cannabis products. Our ability to develop consistent advanced cannabis formulations for use in world-renowned brands – beverages, food, cosmetics, and more – has already garnered the attention of Molson and resulted in the creation of Truss, an exclusive venture to develop non-alcoholic, cannabis-infused beverages. Our Innovation team is structured across three pillars, Clinical Evaluation, Advanced Research and Applied Research. We employ researchers and PHDs from extensive product development backgrounds driving the execution of better, scientifically supported, cannabis-based experiences.

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Our goal is to become a top global cannabis company with top market share in Canada. After establishing a strong presence within our home market of Quebec, we are expanding nationally on a larger scale. Our objective is to execute on our existing supply agreements and arrangements with entities across nine provinces, and to successfully manage our distribution centre responsible for all SQDC online sale cannabis distribution. We also possess a strategic relationship with the private cannabis retailer Spirit Leaf. This private retail presence will allow us to expand our expected distribution presence within these provinces.

During the period we completed the acquisition of Newstrike Brands Ltd (“Newstrike”). This acquisition further strengthens HEXO’s presence within Canada by adding Up, a reputable brand already established within the cannabis adult-use market, to HEXO’s house of brands. Along with the brand, HEXO acquired several supply agreements and an additional private retail partnership to its national distribution network.

Ultimately, we know that if we want to achieve our goals, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. As members of the Global Cannabis Partnership, we will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards.

The global cannabis market is estimated to reach $250 billion in the next ten years. HEXO believes that in a few years, a handful of companies will control 70% of global market share and we believe HEXO is poised to be one of those companies.

To date, we have sold over 10.8 million grams of adult-use and medical cannabis to thousands of Canadians who count on us for safe and reputable, high-quality products. We have developed an extensive and award-winning product range, and gained valuable experience and knowledge, while serving our customers.

We currently hold approximately 1.3 million sq. ft. of operating space at our home base Gatineau campus. In addition, we have leased 579,000 sq. ft. of industrial real estate for manufacturing, distribution and product research and development needs in Belleville, Ontario, with rights of first offer and first refusal to lease the remaining space in the 1.5 million sq. ft. facility; another 58,000 sq. ft. of leased distribution space in Montreal, Quebec, and an additional 469,000 sq. ft. in Brantford and Niagara once fully retrofitted. Once licensed, HEXO also plans to operate a 14,200 sq. ft. food research laboratory in Vaughan, Ontario and a 19,600 sq. ft. laboratory in Montreal, Quebec.

We are currently dual listed on the TSX and the NYSE and in doing so have increased HEXO’s access to the United States and global investors.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products or cannabinoid-containing products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and will only do so in the future to the extent fully legal under all applicable U.S. federal and state laws.

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STRATEGIC PRIORITIES

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – innovation, cultivation, production, product development, distribution – we exercise rigor in order to offer adult-use consumers and medical cannabis patients uncompromising quality and safety. We believe that we can leverage our demonstrated success in Canada as we expand to global cannabis markets.

Our strategy sees us becoming part of the top three global cannabis companies, with a top two market share in Canada. Our strategy is built on three pillars: operational scalability, innovative products and brand leadership. To achieve brand leadership, we will set up the legal, physical, and human capital infrastructure to participate in legal markets across the globe. We plan to invest in even better, science- backed cannabis experiences, and we look to partner with Fortune 500 companies to leverage their base products, international distribution platforms and deep understanding of the consumer occasion in their respective verticals.

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large- scale licensed producers and today’s limited but growing cultivation capacity, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and that early distribution and financial performance will be critical to securing a market leader position.

For this and other reasons, we have deliberately set out to build a strong position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and private retail partnerships. Now having entered the adult- use market as one of the largest producers and suppliers by market capitalization, we are looking beyond the Canadian border to take HEXO international, where regulations permit. We are making continuous efforts to assess global opportunities in current and future medical and adult-use markets.

We have positioned ourselves to meet the smokeless cannabis demand through our venture with Molson, our first partner within our Hub and Spoke business model. We expect to launch a full line of beverage products in partnership with Molson through our venture, Truss. We currently expect regulations to allow these products to be made available for consumption during the first six months of calendar 2020. We continue to explore other opportunities for analogous ventures to introduce into the

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cannabis market. Even as we continue to execute on our business plans in Quebec, Ontario and across the country, we believe we have established ourself as a desirable business partner for cannabis control authorities, private retail, and potential Fortune 500 joint-arrangement partners in Canada.

As the cannabis and cannabis derivative markets evolve, we are constantly assessing and implementing ways to integrate our quality products with the product offerings of Fortune 500 companies and become a premium branded partner for CPG companies. We will seek to accomplish this through several means: by providing our prospective partners regulatory access to legal markets as well as distribution infrastructure and delivery systems across most provinces; by offering best in class technology through innovative product development and a strong IP portfolio.

We have taken significant steps to ensure that we are prepared to meet the future demand of the CBD derivative product markets within Canada and globally. This includes having secured a large and steady supply of quality hemp for product transformation at our Belleville Centre of Excellence, once the facility is licensed and completed.

During the period, we established the joint entity Keystone Isolation Technologies Inc. (“KIT”) of which HEXO holds a 60% interest. Through KIT we have obtained high capacity, top echelon technology for cleaning outdoor field hemp of harmful pesticides, which we believe gives us an edge in bringing quality extracts to the U.S. We believe KIT will provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and U.S. markets for cannabis derivatives.

We have eight high CBD hemp strains in tissue culture in partnership with the University of Guelph as we are preparing the groundwork to evolve to a field sourced, forward contract supply model in the U.S., applying our strong quality assurance, control protocols, and hemp genetics to our farming partnerships.

Our commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our top of the line production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

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Our commitment to quality and safety is supported by our compliance with Health Canada’s stringent quality control requirements, our top of the line production system, full seed-to-sale traceability, third party independent testing and an online system to post our product testing results.

HEXO U.S.

The U.S. cannabis market represents the Company’s next significant growth opportunity.

During the period the Company established its wholly owned U.S. based entity HEXO USA Inc on May 19, 2019, to be a leading partner for CPG expansion.

KIT will allow HEXO to supply future American CPG partners with “powered by HEXO” hemp-derived cannabidiol (“CBD”) experiences and enter the market in a strategic position to begin generating revenues by leveraging the Company’s experience in cannabis. KIT’s purpose is to provide a scalable, efficient, cost effective and reliable extraction and isolation of CBD from hemp to fulfil demand for our powered by HEXO emulsifications.

We believe that strategic partners will be able to benefit from HEXO’s innovative product development, advanced research and development, intellectual property portfolio (pending patent approvals), low production cost, licensed infrastructure and regulatory know-how. These same strategic partnerships will provide the Company with established global distribution platforms and product expertise.

The Company is aiming to enter select U.S. states over the course of the next fiscal year and is taking important strides to offer its “powered by HEXO” products through KIT and our future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements.

Scalability

We have been cultivating cannabis for five years under the Cannabis Act of 2018 regulatory regime and its predecessor (“Cannabis Regulations”), growing and producing high- quality cannabis with consistent yields. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production: is an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people. We have expanded our cultivation footprint into Ontario through the acquisition of Newstrike.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to two of the country’s major urban areas, Greater Montreal and the National Capital Region. Furthermore, our 579,000 sq. ft. Centre of Excellence in Belleville, Ontario which is currently undergoing leasehold retrofitting and Health Canada licensing, is ideally situated between the National Capital Region and Toronto.

Our Gatineau campus includes several facilities representing a total of 1,310,000 sq. ft. The Gatineau campus includes our original 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse, a 250,000 sq. ft. greenhouse, a warehouse, two stand-alone laboratories, two modular buildings for final packaging and customer service, and our 1 million sq. ft. greenhouse all located on our 143-acre land parcel.

Our Newstrike campuses located in Brantford and Niagara Ontario contribute 14,000 sq. ft. and 455,000 sq. ft. (once fully retrofitted) respectively, across 17.6 acres of land.

We have expanded into Europe through HEXO MED S.A. (“HEXO MED”), a venture with our partner QNBS P.C. HEXO MED will result in potential additional production

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capacity and a Eurozone foothold to serve the legal cannabis markets in the United Kingdom, France and other jurisdictions where regulations permit. HEXO MED’s plans include the development of a 350,000 sq. ft. licensed facility in Greece. HEXO Corp currently holds a 51% interest in the venture.	We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis- specific industry expertise and other relevant business knowledge derived from a variety of industries and markets.

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Product Innovation

Empowering the world to have safe and pleasurable cannabis experiences powered by HEXO technology.

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our “powered by HEXO” experiences across the full spectrum of products, price points and delivery methods.

As we develop our consumer-focused product innovation plan, we continue to build on our cannabis experience concepts such as sleep, sport, focus, diet, sex and fun, which will deliver fast on-set response and reliable off-set timing. These experience concepts will provide a valuable resource for consumers selecting appropriate products for their respective needs.

Sleep – to relax and quiet the mind

Sport – to be active and energetic, recover quicker and reduce inflammation

Focus – to be alert, concentrated and more productive

Diet – to help curb desire for food

Sex – to bring intimacy and arousal

Fun – to enjoy social gatherings

During the period, we acquired two new research facilities to further strengthen our IP portfolio and produce unique value-added products to the cannabis derivative market. Once licensed and completed, the new 14,200 sq. ft facility in Vaughan, Ontario will serve as the Company’s food laboratory in which confectionary and edible product research and development will take place. The second additional facility in Montreal, Quebec will also house general research and development activity in the 19,600 sq. ft. space when licensed and completed.

The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb. We also offer Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation, distribution and processing capacity, we expect to allocate the majority of our capital to branding, product innovation, international expansion and production, while remaining alert for strategic transactions that create shareholder value. An element of this focus is the development of our Belleville, Ontario facility, which, once licensed and completed will house manufacturing, distribution and product research and development activities for the Company and its future products, as well as the operations of our Truss venture. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

We continue to prepare to take advantage of opportunities in the edibles market, which is expected to launch in Canada in late calendar 2019 or early 2020. Products that we intend to introduce include, but are not limited to vapes, edibles such as confectionary and baked goods, cosmetics, and non-alcoholic beverages through our venture with Molson Coors Canada.

Our focus on research, innovation and product development also reflects our strategic priorities. Our Chief Innovation Officer who benefits from 25 years of experience in CPG innovation and her team are actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range and brand portfolio. Activities include current and potential partnerships, ventures and strategic acquisitions of intellectual property and related transactions.

To date the Company has filed 38 patent applications related to various formulations, vape devices, beverages, cultivation and extraction technologies as well as other areas.

Brand Leadership

Striving to create a sustainable, notable and beloved brand.

HEXO shares the broad industry view that brands will win long term; however, we have a controversial view that brands don’t exist today in the cannabis industry. Our companies have logos but little brand recognition in our markets, due in great part to highly restrictive marketing rules as set out by our regulators. The best brands have achieved less than 10% spontaneous awareness, based on the Company’s analysis of third-party research data. HEXO tracks consumer awareness of all the major cannabis brands and, although we believe HEXO is in the top tiers of awareness compared to peers, all cannabis companies are completely underrecognized relative to large CPG global brands. We believe that HEXO can build a global house of brands, but we will only declare success once we have 80% spontaneous awareness in select markets.

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The goal of HEXO Corp is to continue to offer a diverse house of brands, representing innovation, quality and consistency of experience, and become a top two Canadian market share brand with a top three global market share	position. We believe that the key to doing this is by creating brands that resonate with consumers across market segments.

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DISTRIBUTION

Processing and distribution capacity has significantly increased over the past fiscal year, with the activation and full licensing of our 250,000 sq. ft. greenhouse and a new 1 million sq. ft. greenhouse, each at our Gatineau campus. Additionally, through our acquisition of Newstrike, we acquired a state-of-the-art greenhouse and an indoor production facility with production and distribution capabilities currently being retrofitted and estimated to be completed for the end of Q1 to early Q2 of fiscal 2020.

The Company has acquired an interest in a 1.5 million sq. ft. facility in Belleville, Ontario, through the venture Belleville Complex Inc. established with a related party. The Company received the renewal of its Health Canada licensing for the Gatineau facilities on October 16, 2019 and continues to retrofit the Belleville Centre of Excellence ahead of licensing for the purposes of manufacturing value-added cannabis products, increasing capacity for distribution and storage and research and development activities. The Company currently holds a lease to 579,000 sq. ft. of the Belleville facility and has rights of first offer and first refusal to lease the remaining space in the building. Once licensed and completed, the Belleville Centre of Excellence will act as the main research, development and processing facility for HEXO’s cannabis derivative products.

The process of licensing the full 1.5 million sq. ft Belleville Centre of Excellence in phases and ensuring it meets the requirements of the Cannabis Regulations may impact the initial operational timeline of the facility. However, this will provide the Company with the opportunity to offer its prospective partners with turn-key access to a cannabis sector ready facility. The centralized location of the facility, the Company’s first outside of Quebec is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including vapes, non-alcoholic beverages, other edible cannabis products and cosmetics.

The Company has also bolstered its distribution capacity with the establishment of a distribution and storage centre in Montreal, Quebec formed with Metro Supply Chain Inc. This 58,000 sq. ft. facility was strategically acquired for logistical purposes. Through it, we supply cannabis for all direct-to-customer sales placed in Quebec through the SQDC’s online store. Additionally, we house, supply and distribute direct-to-customers the cannabis products of all licensed producers who have contracts with the SQDC through this distribution centre.

The Company now holds supply agreements and arrangements with entities across nine provinces. The Company is present within 23 private cannabis retailers across Ontario and has a strategic alliance agreement with the cannabis retailer Spirit Leaf.

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CANADIAN CANNABIS MARKET

On October 17, 2018, Canada became the largest nation in the world to offer medical and non-medical, adult- use cannabis nationally. The legalization of the adult-use market on this date resulted in $43 million of sales within the first two weeks according to Statistics Canada. In the 10 weeks between October 17th and December 31, 2018, Canadians purchased more than 20,650 kg of dried cannabis and 20,096 liters of cannabis oil according to Statistics Canada. As demand continues to grow, public and private distribution channels become fully established and with the legalization of the edibles market on the horizon, HEXO believes it is strategically positioned to serve these markets through our partnerships, production capacity and supply contracts.	All provinces and territories have established their respective cannabis market retail approach, ranging from private entities to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through supply agreements and arrangements for distribution within Ontario, Alberta, British Columbia, Nova Scotia, New Brunswick, Prince Edward Island, Manitoba, Saskatchewan and Quebec, where we hold Canada’s largest single supply agreement. We have also made strategic investments in the private cannabis retail sector. The result: our award-winning and innovative products are available in nine provinces in Canada.

Quebec

In Quebec, which has a population of 8.4 million, or approximately 23% of the Canadian population, the SQDC operates the sale and distribution of adult-use cannabis. The SQDC has established 21 retail locations throughout the province, for in-store cannabis sales. It expects to increase this number to 43 locations by March 2020. It also sells cannabis online.

The SQDC originally contracted 58 tons for Year 1 purchases from all licensed producers of cannabis. Due to supply shortages, initial sell-through is expected to be a little less than half of that amount. During this start-up phase, HEXO sold in 10 tons, achieving approximately 33% market share based on volume, and that is line with our goal.

Our contract required SQDC to purchase 20 tons in the first year, while we did not achieve these quantities during this period, we believe that exercising the committed 20 feature under the contract would be short sighted. We are, and will remain, a preferred supplier of the SQDC as we continue to expand our product offerings based on the demands of consumers.

We currently supply the SQDC with HEXO’s Elixir, THC and CBD formulas, and dried cannabis products. In addition, we hold a distribution agreement with the SQDC, which provides the storage and distribution all of the SQDC’s online product sales to end-users. This includes the product of all licensed producers with established supply agreements held with the SQDC. Operations of the distribution centre began in October 2018.

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Ontario

In Ontario, which has a population of 14.4 million, or approximately 39% of the Canadian population, the government currently offers consumers a variety of cannabis products through online sales by the Ontario Cannabis Store (“OCS”). The province also allows privately owned retail including 23 initially licensed locations that serve the adult-use market. Initial product listings include dried cannabis, oil and capsule products, pre-rolled, and clones and seeds.

We currently hold supply agreements with the OCS, in which we supply the province with HEXO’s Elixir, THC and CBD formulas and Fleur de Lune, and dried cannabis products, as well as a variety of dried flower products under the Up brand. HEXO and Up also are currently present within over 23 private retailers throughout the province. This approach will allow us to serve the diverse market demand of Ontario with a variety of combustible and smokeless cannabis products.

British Columbia

British Columbia, which has a population of 5.0 million, or approximately 13% of the Canadian population, serves the adult-use cannabis market through a dual private–government approach. The British Columbia Liquor Distribution Branch (“BCLDB”) manages the distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply our HEXO THC and CBD oil-based Elixir and HEXO Fleur de Lune products and Up brand products.

Alberta

The Company has received cannabis representative status with the Alberta Gaming, Liquor and Cannabis Board to supply it with products offered online and in stores. This will allow HEXO to supply our award-winning THC and CBD oil-based Elixir products as well as nine dried flower cannabis products. HEXO and Up products will be made available to the 4.3 million residents or approximately 12% of the total Canadian population.

Other Obtained Canadian Markets

We currently have established distribution channels within 5 additional provincial markets including Saskatchewan, Nova Scotia, New Brunswick, Manitoba and Prince Edward Island which represent 12% of the Canadian population. These channels include both supply agreements and supplier arrangements with provincial governments and private retailers.

CANADIAN ADULT-USE MARKET 2.0

Canadian legalization of additional cannabis derivative product categories occurred in October 2019, and distribution is expected to commence during the first six months of calendar 2020. The Company is working to ensure it meets expected market demands and continues to prepare for its edibles market product offerings. Initially, HEXO intends to meet the cannabis derivative market with our premium vapes and beverage products, followed by the roll out of our gummies and chocolate product offerings. We plan to add product offerings to the portfolio over time. Through HEXO’s proven innovation capability and quality cannabis that the current adult-use market has come to expect, this new platform for cannabis derivative products offers us the ability to target curious new adult- use clientele and attract consumers who may otherwise purchase cannabis from unlicenced dispensaries and black market participants. We will do this by offering legal, safe, consistent, tested and appealing new product options.

Having previously announced its intention to focus on research, development and innovation, HEXO took another step towards this goal in establishing two new laboratory and development centres in Montreal, Quebec and Vaughan, Ontario. Once licensed and complete, the locations will serve as global research and development hubs for the Company’s Innovation, Development and Engineering (IDE) led by HEXO’s Chief Innovation Officer, Veronique Hamel. The team brings together extensive experience in research and development, sensory science, clinical evaluation, biotechnology and food engineering.

The HEXO IDE team has sweeping experience in the food, pharma and CPG industries with accumulated career experience with Coca Cola, Altria Group, Mondelez International, Kellogg’s, Unilever, Church and Dwight, Shopper’s Drugmart, Loblaws, Kerr’s Bros. and Campbell’s Soup Company. For example, the team’s Director of

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Research & Development – Edibles, Trina Farr, has more than 20 years of experience in food innovation and product development and was most recently the Director of Research and Development at Smuckers Foods of Canada. HEXO is also proud to have its own in-house cannabis- infused chocolates expert. Focused on creating a cannabis chocolates experience, Canna Chocolatier Todd Neault is working on formulating fast-acting, consistent and delectable chocolates.

HEXO is focused on developing a product portfolio that is guided by a deep understanding of consumer needs. To better understand these needs, a variety of research methodologies have been deployed by a third-party research provider in select markets in Canada and the U.S. These methodologies include, but are not limited to:

•     Segmentation: A way of viewing the market as a series of sub-groups rather than a whole. Members of each sub-group had similar traits but were distinct from other sub-groups.

•     Qualitative Research & Ethnographies: A methodology of collecting consumer insights which involves face- to-

face interaction and the observation (and questioning) of behaviours to better understand the person.

Leveraging the insights we’ve collected – and will continue to collect – HEXO is committed to developing products and formulations that not only meet, but exceed, the evolving needs of consumers.

Recognizing that innovation is always evolving, HEXO will make significant investments in fine-tuning our technologies to enhance consistency, predictability, and safety across our range of cannabis products and experiences.

To ensure it can bring an expanded offering to market, the Company boasts a multi-year extraction agreement with Valens GroWorks Corp. Once licensed and completed, the Company will also have mass-scale extraction capabilities at its centre of excellence in Belleville, Ontario. HEXO also recently announced the appointment of Donald Courtney as Chief Operating Officer, who has extensive experience with several global food and beverage organizations including Mars Inc, Pepsi Bottling Group and Vincor International.

16 MANAGEMENT’S DISCUSSION & ANALYSIS

ACQUISITION OF NEWSTRIKE BRANDS LTD.

The Transaction

On May 24, 2019, the Company acquired all of the issued and outstanding common shares of Newstrike through a plan of arrangement. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the “Exchange Ratio”), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

Following the acquisition, the Newstrike shares were delisted from the TSX Venture Exchange (“TSXV”) as at the close of trading on May 29, 2019. Certain classes of Newstrike warrants which were listed for trading on the TSXV under the symbol HIP.WT and HIP.WT.A will continue to trade on the TSXV until the earliest to occur of their exercise, expiry or delisting.

As a result of the acquisition, the Company issued a total of 35,394,041 common shares to the former shareholders of Newstrike, and reserved an additional 1,935,881 and 7,196,166 common shares for issuance to the former holders of the Newstrike options and the holders of the Newstrike warrants, respectively.

Introduction

Newstrike is the parent company of Up Cannabis Inc (“Up”), a licensed producer of cannabis based out of Ontario that is licensed under the Cannabis Regulations to both cultivate and sell cannabis in all acceptable forms. Newstrike, through Up and together with select strategic partners, including Canada’s iconic musicians The Tragically Hip, has established of a diverse network of high-quality cannabis brands.

Acquisition Highlights

Facilities & Cultivation Boost

The acquisition of Newstrike added two additional facilities to the HEXO group, one in Niagara, Ontario and the other in Brantford, Ontario.

The Niagara facility is a 240,000 sq. ft fully automated, modern “Dutch-Tray” facility, consisting of 186,400 sq. ft licensed for production and cultivation, with the remaining space allocated to administration, packaging and shipping/ receiving areas. The facility is currently capable of producing up to 20,000 kg of dried cannabis annually. This facility is situated on approximately 16.6 acre of land and received its cultivation licence under the Cannabis Act on March 29, 2018.The Niagara facility is currently undergoing a retrofit which is expected to be completed during the end of Q1 to early Q2, fiscal 2020. Once completed, the retrofit will add approximately 215,000 sq. ft. of additional space and will bring the total Niagara campus to approximately 455,000 sq. ft. of cultivation, production, packaging, shipping and administrative space.

On October 24, 2019, the Company announced that it has taken steps to reduce its workforce. The Company is rightsizing its operations to adjust to a changing market and regulatory environment with a view towards profitability and long-term stability. The actions taken are intended to rightsize the organization to the revenue the Company expects to achieve in fiscal 2020. As part of the changes to its operations, cultivation has been suspended at the Niagara facility acquired from Newstrike, and in 200,000 sq. ft. at the Company’s main facility in Gatineau. The Company determined that this cultivation space is not required at this time given the current market conditions in Canada. HEXO continues to drive improvements in yields and processing facilities. Operations in the suspended areas can be recommenced when required.

The Brantford facility is fully operational and licensed with an annual estimated production capacity of 2,000 kg of dried cannabis. It was designed and engineered to permit the application of the same pharmaceutical-quality management-standards utilized by Canada’s pharmaceutical manufacturers, to the production of cannabis in all acceptable forms. The Brantford facility has one mothering room; five grow-rooms used for propagation, vegetation and flowering; one trimming room; one drying room; one packaging room; one extraction room and two discrete shipping rooms, a “level-8” vault for the storage of dried and finished product and, if required, an aggregate of approximately 1,800 sq. ft. that can be repurposed for manufacturing, packaging and/or additional production facilities, all of which are supported and monitored by state-of-the-art automated hydroponic cultivation, climate, security and control systems with additional layers of redundancy and back-up to mitigate the impact of systems

17 MANAGEMENT’S DISCUSSION & ANALYSIS

or power failure. Each area within the Brantford facility is independently controlled and monitored, and each strain of cannabis produced in the Brantford Facility is subjected to rigorous and ongoing analytical testing.

Once retrofitting is completed and efficiencies of scale are reached across both of the Newstrike facilities, the total boost to HEXO’s production is estimated at 42,000 kg of annual dried cannabis, bringing HEXO’s total anticipated annual production capacity to 150,000 kg. Total consolidated facility space across HEXO’s five campuses will amount to approximately 2.4 million sq. ft. following licensing and completion.

Domestic Distribution Channels

Newstrike has secured supply agreements with entities in Alberta, British Columbia, Manitoba, New Brunswick and Ontario. Saskatchewan selected Newstrike to be a registered cannabis supplier for the province and Newstrike has received orders for products from the Nova Scotia Liquor Corporation and the Prince Edward Island Cannabis

Management Corporation. In addition, Newstrike has entered into a strategic alliance agreement with Spirit Leaf, a private cannabis retailer.

These additional established distribution channels provide HEXO with domestic market penetration within nine provinces.

UP Brand

Within the Canadian cannabis market, Newstrike has developed a unique platform through its Up suite of products and partnership with the iconic band The Tragically Hip. This has been instrumental to its growth to date as an independent company. The Up brand has proven its concept through its presence across nine provincial markets in both public and private retailers. The acquisition of Newstrike provides HEXO the opportunity to implement Up brand products within its branding strategy and product offerings hierarchy as well as the flexibility to increase the variety of products it offers to the adult-use market.

CORPORATE SOCIAL
RESPONSIBILITY

At HEXO Corp, our goal is to be one of Canada’s leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. As members of the Global Cannabis Partnership, we will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

People

•   Job creator award
•   Significant contribution to the local economy of Masson-Angers, QC and Belleville, ON
•   Career development, profit sharing and shareholder programs for employees
•   Volunteer and team building opportunities for employees
•   Reduced pricing on products for employee medical clients

Products

•   Naturally grown and rigorously tested cannabis
•   Innovative smoke-free options
•   Excise tax absorbed on products for medical clients
•   Cannabis product of the year at the 2018 Canadian Cannabis Awards for our Elixir CBD

18 MANAGEMENT’S DISCUSSION & ANALYSIS

Public	Planet
• Academic education and research investments	• Use of solar energy to minimize electricity consumption
• Education programs for our retail partners	• Recycling and composting programs
• Responsible use program investments	• Greenhouse gas (GHG) Inventory and Reporting (based on ISO14064 standards)
• Support to food security organizations	• Water conservation (rainwater capture and water recycling)
• Support to health organizations	• Reforestation project with Tree Canada
• Community emergency support via the Red Cross	• Solar energy project with Ottawa Food Bank
• Support to social justice initiatives	• Sustainability partner of Ottawa Riverkeeper

OTHER CORPORATE HIGHLIGHTS

Supply Agreements of Hemp Secured for CBD Extraction

During the quarter, the Company entered into several hemp supply agreements/arrangements which are expected to provide a sufficient supply of hemp to meet the Company’s needs during fiscal 2020. These arrangements were established to facilitate a consistent and reliable supply of top-quality hemp for CBD extraction purposes. We believe such a supply will become increasingly important as the

CPG industry trends towards hemp-derived CBD infused products. This positions the Company to help meet the expected demand of the edibles and concentrates market.

Executive Appointments

On May 22, 2019, the Company further strengthened its leadership team by appointing Donald Courtney as its Chief Operating Officer. Mr. Courtney has over 20 years of experience in senior operations positions across several industries, including the cannabis industry. He brings

19 MANAGEMENT’S DISCUSSION & ANALYSIS

extensive experience with several global food and beverage organizations including Mars Incorporated, Pepsi Bottling Group and Vincor International and experience in the technology sector with Christie Digital and LG Electronics. Most recently, Mr. Courtney served as the Chief Operating Officer for MedReleaf.

HEXO MED Secures Medical Cannabis License in Europe

On June 12, 2019, the Company’s European subsidiary HEXO MED received its medical cannabis installation license. The license, issued by the Greek government, will allow HEXO MED to establish cultivation, processing and manufacturing facilities in the region of Thessaly, Greece. The future world-class facilities will be based on a 67,000 square meter (or 721,182 sq. ft.) plot in Larissa, Greece. On August 22, 2019, HEXO’s ownership in HEXO MED was increased to 51%, through an additional investment by HEXO in HEXO MED of €500, completed on September 27, 2019. HEXO MED’s board of directors comprises 5 members, 2 of which are appointed by HEXO and the remaining 3 are appointed by QNBS. Opportunities for HEXO MED are being considered and discussions between HEXO and its Greek partner, QNBS, remain ongoing. Going forward, HEXO and QNBS have agreed to fund its operations through third party debt or capital participation.

Transfer of NYSE-A listing to NYSE

Effective July 16, 2019, the Company began trading on the NYSE after receiving approval to transfer the listing of the common shares from the NYSE-A on July 10, 2019. Concurrently, the Company voluntarily delisted its shares from the NYSE-A. HEXO’s common shares continue to trade under the symbol HEXO on both the TSX and the NYSE.

HEXO launches new cannabis value brand, Original Stash, with 1 oz product

On October 16, 2019, the Company announced the launch of its new value brand Original Stash which became publicly available in Quebec on October 17, 2019. Original Stash is the Company’s low-cost product line, aiming to attract consumers who may otherwise purchase cannabis from unlicenced dispensaries and black market participants. Original stash will be offered in 28 gram (1 oz) quantities at black market prices.

20 MANAGEMENT’S DISCUSSION & ANALYSIS

Truss announces first product offering – Flow Glow

On October 17, 2019, Truss announced its first partnership with Flow Glow Beverages Inc. – the team behind Flow Alkaline Spring Water – to manufacture and distribute a CBD-infused spring water. Flow Glow Beverages’ flavoured CBD-infused spring water will be one of six cannabis beverage brands within the Truss product portfolio. Expected to be launched during the first six months of calendar 2020, Flow Glow will be available in two flavours: Goji+Grapefruit and Raspberry+Lemon. Each unit will contain 10mg of CBD. Flow Glow is sourced from natural spring water and natural ingredients and is packaged in nearly 70% renewable-resource-based, 100% recyclable paperboard containers. Flow Glow will be manufactured and distributed at HEXO’s Centre of Excellence in Belleville, Ontario.

$70 Million Private Placement

On October 23, 2019, the Company announced it has entered into subscription agreements with a group of investors pursuant to which the investors have agreed to purchase, on a private placement basis, $70,001 million principal amount of 8.0% unsecured debentures of the Company (the “Debentures”).

The Debentures will bear interest from the date of closing at 8.0% per annum payable quarterly and will mature on the date which is three years from issuance. Following the date, which is one year from issuance, the Debentures will be convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of $3.16 per share, subject to adjustment in certain events.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about November 15, 2019. The private placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approvals of the Toronto Stock Exchange and the New York Stock Exchange.

Reduction of Cost Structure

On October 24, 2019, the Company announced it has taken steps to reduce its workforce. The Company is rightsizing its operations to adjust to a changing market and regulatory environment with a view towards profitability and long-term stability. The actions taken are intended to rightsize the organization to the revenue Company expects to achieve in fiscal 2020. As part of the changes to its operations, the Company has eliminated approximately 200 positions across its departments and locations.

21 MANAGEMENT’S DISCUSSION & ANALYSIS

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, including adjusted gross margin, as defined in this section.

We employ these measures internally to measure our operating and financial performance.

We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GROSS SALES

Gross sales are the revenues derived from the sale of adult-use, medical and whole sale cannabis under the normal course of business and are inclusive of sales return provisions and exclusive of excise taxes.

ADJUSTED GROSS MARGIN

We use adjusted gross margin to provide a better representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this report represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

22 MANAGEMENT’S DISCUSSION & ANALYSIS

Operational and Financial Highlights
KEY FINANCIAL PERFORMANCE INDICATORS
Summary of results for the three and twelve months period ended July 31, 2019 and July 31, 2018:

	For the three months ended		For the twelve months ended
Income Statement Snapshot	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
	$	$	$	$
Gross cannabis revenue	20,517	1,410	59,256	4,934
Excise taxes	(5,122)	–	(11,914)	–
Net revenue from sale of goods	15,395	1,410	47,342	4,934
Ancillary revenue	29	–	199	–
Gross margin before fair value adjustments	5,133	711	21,344	2,841
Gross margin	(13,748)	519	26,925	6,400
Operating expenses	46,902	10,713	111,482	24,367
Loss from operations	(60,650)	(10,194)	(84,557)	(17,967)
Other income/(expenses)	125	(315)	(847)	(5,383)
Net loss before tax recovery	(60,525)	(10,509)	(85,404)	(23,350)
Tax recovery	3,840	–	3,840	–
Total net loss	(56,685)	(10,509)	(81,564)	(23,350)

For the three months ended

	July 31,	April 30,	January 31,	October 31,
Operational Results	2019	2019	2019	2018
Avg. gross selling price of adult-use dried gram & gram equivalents ($)	4.74	5.29	5.83	5.45
Kilograms sold of adult-use dried gram & gram equivalents (kg)	4,009	2,759	2,537	952
Avg. gross selling price of medical dried gram & gram equivalents ($)	8.34	9.11	9.15	9.12
Kilograms sold of medical dried gram & gram equivalents (kg)	137	145	152	158
Avg. gross selling price of wholesale gram & gram equivalents ($)	0.56	–	–	–
Kilograms sold of wholesale gram & gram equivalents (kg)	672	–	–	–
Total kilograms produced of dried gram equivalents (kg)	16,824	9,804	4,938	3,550

Q4 PERIOD HIGHLIGHTS

•	Total gross revenue in the quarter increased approximately of 13x to $20,517 when compared to the same quarter of fiscal 2018.

•	Adult -use grams and gram equivalents sold increased 45% to 4,009 kg from the previous quarter as the Company continues to deliver on its existing supply agreements.

•	During the quarter ended July 31, 2019, the Company produced approximately 16,824 kg of dried cannabis, an 72% increase from the previous quarter. This is attributable to higher yields in the 250,000 sq. ft. B6 facility, the additional harvests of the 1 million sq. ft. B9 greenhouse and the contribution of the acquired Newstrike greenhouses.

FINANCIAL POSITION

•	As at July 31, 2019, the Company held cash, cash equivalents and short -term investments of $139,505 and working capital of $261,868.

•	The Company obtained a $65,000 credit facility with a syndicate of Canadian chartered banks. This consists of $50,000 available term credit and a $15,000 revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville Centre of Excellence without diluting the shareholders of HEXO.

23 MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Results
Revenue

	Q4’ 19	Q3 ’19	Q2 ’19	Q1 ’19	Q4 ’18

ADULT-USE
Adult-use cannabis gross revenue	$18,997	$14,607	$14,792	$5,194	$–
Adult-use excise taxes	(4,937)	(2,741)	(2,587)	(970)	–
Adult-use cannabis net revenue	14,060	11,866	12,205	4,224	–
Dried grams and gram equivalents sold (kg)	4,009	2,759	2,537	952	–
Adult-use gross revenue/gram equivalent	$4.74	$5.29	$5.83	$5.45	$–
Adult-use net revenue/gram equivalent	$3.51	$4.30	$4.81	$4.44	$–

MEDICAL
Medical cannabis gross revenue	$1,142	$1,323	$1,387	$1,436	$1,410
Medical cannabis excise taxes	(185)	(233)	(216)	(44)	–
Medical cannabis net revenue	957	1,090	1,171	1,392	1,410
Dried grams and gram equivalents sold (kg)	137	145	152	158	152
Medical gross revenue/gram equivalent	$8.34	$9.11	$9.15	$9.12	$9.26
Medical net revenue/gram equivalent	$6.99	$7.52	$7.73	$8.84	$–

WHOLESALE
Wholesale cannabis gross revenue	$378	$–	$–	$–	$–
Wholesale cannabis excise taxes	–	–	–	–	–
Wholesale cannabis net revenue	378	–	–	–	–
Dried grams and gram equivalents sold (kg)	672	–	–	–	–
Wholesale gross revenue/gram equivalent	$0.56	$–	$–	$–	$–
Wholesale net revenue/gram equivalent	$0.56	$–	$–	$–	$–
ANCILLARY REVENUE[1]	$29	$61	$62	$47	$–
Total net sales	$15,424	$13,017	$13,438	$5,663	$1,410
[1] Revenue outside of the primary operations of the Company.

Total net revenue in the fourth quarter of fiscal 2019 increased to $15,424 from $1,410 in the same period of fiscal 2018. The main contributor is the addition of adult-use sales which the Company is realizing in its first fiscal year of legalization in Canada. Adult-use sales in the quarter accounted for 91% of total revenue. Adult-use and wholesale revenues were reduced by sales provisions incurred in the quarter. These provisions are derived from managements estimates based upon price concessions and expected returns (see Note 3 of the audited annual financial statements for the fiscal years ended July 31, 2019 and 2018).

Non-cannabis ancillary sales which began in the first quarter of fiscal 2019 decrease to $29 from $61 in the previous quarter. This revenue is derived from a management agreement held by the Company with arms-length partners.

OUTLOOK

The Company expects net revenue for the first quarter to fiscal year 2020 to be $14,000 to $18,000, subject to retroactive adjustments required on inventory held by provinces, which is subject to price adjustments as the result of a re-evaluating of pricing strategy. Furthermore, the Company expects to be EBITDA positive in calendar 2020, subject to certain assumptions regarding store count, operational improvements and cost saving initiatives.

ADULT-USE SALES

During the period, adult-use gross sales increased to $18,997 in the three months ended July 31, 2019. Contributing to the increase is the additional sales for the stub period of May 24, 2019 to July 31, 2019 from the acquired Newstrike during the period. This contributed $2,770 in additional gross cannabis sales in the period. HEXO also began to realize sales to the AGLC in the quarter which contributed $4,828. Quarterly sales increased 30% when compared to the prior quarter and increased $17,587 relative to the same period of fiscal 2018, (which included medical sales only during that period).

24 MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s gross adult-use sales for the year ended July 31, 2019 totaled $53,590, an increase of $48,656 as compared to the total (medical only) sales of $4,934 in fiscal 2018. The increase is due to fiscal 2018 containing medical sales only.

Sales volume in the fourth quarter of 2019 increased 45% to 4,009 kg from 2,759 kg equivalents sold in the previous quarter of fiscal 2019. New in the quarter was the contribution of 971 kg sold to the AGLC and the 396 kg sold through Newstrike. Dried flower and milled products represented 89% of gram equivalents sold during the period, a 4% increase from the third quarter of fiscal 2019 and oil product sales comprising the balance of the quantity sold.

During the quarter, gross adult-use revenue per gram equivalent decreased to $4.74 from $5.29 reflective of the price concessions and provision for sales returns recorded in the period. The provision is reflective of a general best estimate provision for returns and price adjustments based on the Company’s assessment of sell-through and slow moving inventory. This was partially countered by the addition of the premium brand Up which commands revenue of $6.80 per gram on dried flower. The adult-use net revenue per gram equivalent decreased to $3.51 from $4.30 in the previous quarter reflecting the impact the provision above as well as the 971 kg of sales in Alberta which imposes on average a 16% higher exercise tax rate than Ontario and Quebec. In future periods as the sales mix shifts towards oil and other value-added products from lower valued dry flower products the impact of these excise taxes on revenue per gram is expected to decrease.

MEDICAL SALES

Gross medical revenue in the three months ended July 31, 2019 decreased 19% to $1,142 compared to $1,410 in the same period in fiscal 2018. Grams and gram equivalents sold decreased marginally to 137 kg from 152 kg in the fourth quarter of 2018. The relative stability in gram and gram equivalents sold with a corresponding decrease in sales is due to increased sales of oil products with sales prices, as well as the decrease to medical sales prices per gram incurred after legalization occurred in Q1 of the fiscal year. Compared to the prior quarter, the sequential revenue decreased by 14% from $1,323, reflecting lower total dried grams sales, offset by a marginal increase to oil based gram equivalents sold.

The Company realized $5,288 of gross medical sales during the fiscal year ended July 31, 2019 which is an increase of 7% from the $4,934 of gross medical sales during the comparative fiscal year 2018. This increase is due to 54 kg of additional gram and gram equivalents sold, offset by on average lower dried gram sales prices.

Net medical revenues decreased during the quarter by 12% to $957 as compared to the third quarter of fiscal 2019, due to the reasons described above.

WHOLESALE SALES

New in the fiscal year are the introduction of wholesale revenues realized in the quarter. These sales pertain to transactions held between the Company and other licensed producers. The characteristics of such sales are generally large quantities at reduced prices per gram and gram equivalent. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products.

Wholesale revenues in the quarter contributed $378 to the Company’s net revenues. A total of 672 kg of dried cannabis was sold through the wholesale channel at an average net revenue per gram of $0.56. Prior to the provision for sales returns, the average contribution of wholesale revenue per gram was $4.36.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

25 MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended		For the twelve months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
	$	$	$	$
Excise taxes	5,122	–	11,914	–
Cost of sales	10,291	700	26,197	2,093
Fair value adjustment on sale of inventory	7,285	455	16,357	2,289
Fair value adjustment on biological assets	(5,322)	(1,171)	(38,856)	(7,340)
Adjustment to net realizable value of inventory	–	906	–	1,491
Impairment loss on inventory	16,918	–	16,918	–

Cost of sales for the quarter ended July 31, 2019 were $10,291, compared to $700 for the same quarter ended in fiscal 2018. The increase in cost of sales is the result of increased sales volumes due to the legalized adult-use market not present in the comparative period. Also impacting the cost of sales were higher overhead allocated costs to inventory and increases to transformation costs were incurred as oil and other value-added products production mix has increased from the same quarter of fiscal 2018.

For the fiscal year ended July 31, 2019, cost of sales increased to $26,197 from $2,093 from the comparable period of fiscal 2018 for the reasons as noted above.

The fair value adjustment on the sale of inventory for the fourth quarter ended July 31, 2019 was $7,285 compared to $455 for the same quarter ended July 31, 2018. This variance is due to increased sales volume of inventory sold when compared to the same quarter in fiscal year 2018. Which was offset by the introduction of the adult-use market which commands a lower fair value per gram when compared to the exclusively medical market-based sales in the three months ended July 31, 2018.

Fair value adjustment on biological assets for the current quarter was ($5,322) compared to ($1,171) for the same quarter ended in fiscal 2018. This variance is due to the increase in the total number of plants on hand as well as increased yields when compared to the comparative period. The increase in plants is due to the fully licensed 250,000 sq. ft. greenhouse which began harvests in Q1 of fiscal 2019 as well as the activation of the 1 million sq. ft. greenhouse during the second and third quarter of fiscal 2019. This results in significantly increased expected gram yields in the quarter and increased production costs of operating newly in-use facilities. The increase in scale and total plants on hand is the result of meeting the demand of the adult-use market.

For the year ended, the fair value adjustments on the sale of inventory and biological assets increased to $16,357 and ($38,856) respectively from $2,289 and ($7,340) respectively in the comparative period of fiscal 2018 for those reasons as noted above.

The Company incurred an impairment loss on inventory of $16,918 during the three months ended July 31, 2019, due to price compression in the market. The impairment loss was realized on cannabis purchased in fiscal 2019 to help meet the demands of the adult-use market in which the cost is now exceeding its net realizable value.

New in fiscal 2019 are excise taxes associated with the new adult-use revenues and medical sales incurred after October 17, 2018. These taxes totaled $5,122 an increase of 72% from the prior quarter which in part, is consistent with the increase to underlying gross revenues and gram and gram equivalents sold in the quarter. Further adding to the increase were the approximate $6,871 sales incurred in Alberta which drives on average 16% higher excise tax burden than Quebec and Ontario. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Operating Expenses

	For the three months ended		For the twelve months ended
	July 31, 2019	July 31, 2018	July 31, 2019	July 31, 2018
General and administration	$22,950	$4,300	$45,947	$9,374
Marketing and promotion	9,520	3,807	31,191	8,335
Stock-based compensation	10,197	1,933	28,008	4,997
Research and development	2,247	–	2,822	–
Amortization of intangible assets	1,407	252	1,767	765
Depreciation of property, plant and equipment	581	421	1,747	896
Total	$46,902	$10,713	$111,482	$24,367

Operating expenses include general and administrative expenses, marketing and promotion, stock-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

26 MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $22,950 in the fourth quarter of fiscal 2019, compared to $4,300 for the same period in fiscal 2018. This increase reflects the significant increase to the scale of our operations, including an increase in management, general, finance and administrative staff which lead to an increase of $3,149 to wages and payroll related expenses. Total professional and legal expenses increased by $7,557, as a result of merger and acquisition activity, additional corporate development initiatives and the increased financial reporting and control-based regulatory requirements accompanying public company status and listing on the TSX and NYSE. Increased insurance pertaining to commercial property and directors and officers increased in total by $3,577 due to increased property, plant and equipment balances and the listing on the NYSE, respectively.

Total general and administrative expenses for the fiscal year ended July 31, 2019 increased to $45,947 from $9,374 in the same period of fiscal 2018 due to the general growth of the operational scale of the corporation for the same reasons as outlined above.

MARKETING AND PROMOTION

Marketing and promotion expenses increased to $9,520 in the current quarter, compared to $3,807 for the same period in fiscal 2018. The increase reflects the expenses incurred from our adult-use marketing and promotional events undertaken in the quarter as we build brand recognition and establish HEXO in the adult-use cannabis market. This is inclusive of higher staff and travel-related expenses, increases to printing and promotional materials, market research efforts as well as advertisement costs.

Total marketing and promotion expenses for the fiscal year ended July 31, 2019 significantly increased to $31,191 from $8,335 as compared to the same period of fiscal 2018. This significant increase reflects the Company’s marketing and branding campaign which began in the first quarter of fiscal 2019 as we prepared for the launch of the adult-use brand HEXO into the legalized Canadian market.

RESEARCH AND DEVELOPMENT (“R&D”)

The Company realized its first significant quarter of R&D expenses during the fourth quarter of fiscal 2019. The increased R&D is correlated to the cannabis 2.0 edible cannabis market preparation, including vape formulas, confectionary prototypes and sensory testing. The Company also incurred expenses of $575 in market research and product studies. Additionally, expenses related to the establishment of the recently announced brand, Original Stash were realized.

STOCK-BASED COMPENSATION

Stock-based compensation increased to $10,197 when compared to $1,933 for the same period in fiscal 2018. The increase is a function of the increased number of outstanding stock options which has a direct correlation to the increased headcount of the Company. Underlying market prices of those options granted subsequent the third quarter of fiscal 2018 were significantly higher, resulting in an increase to the expensed value on a per stock option basis during the period. On May 24, 2019, the Company added the unvested outstanding stock options of Newstrike to its outstanding balance. This contributed $981 of additional expenses in the period.

Total stock-based compensation for the year ended July 31, 2019 increased to $28,008 from $4,997 as compared to the same period of fiscal 2018 for those reasons as outlined above.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $581 in the quarter, compared with $421 for the same period in fiscal 2018. The increase is due to the additions to office furniture, vehicles and other equipment in which the associated depreciation is not capitalized to inventory. These additions represent the Company’s general growth and increase to the scale of the operations.

Total depreciation of property, plant and equipment for the year ended July 31, 2019 increased to $1,747 from $896 as compared to the same period of fiscal 2018 for those reasons as outlined above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased significantly to $1,407 in the quarter, compared with $252 for the same period in fiscal 2018. The increase is the result of amortization incurred on the identified $113,888 cultivation and license intangible asset acquired through the acquisition of Newstrike on May 24, 2019.

Total amortization of intangible assets for the year ended July 31, 2019 increased to $1,767 from $765 as compared to the same period of fiscal 2018 for those reasons as outlined above.

Loss from Operations

Loss from operations for the fourth quarter was ($60,650), compared to ($10,194) for the same period in fiscal 2018. The increased operating expenses due to the expanding scale of operations of the Company and increased stock-based compensation expense due to higher cannabis market value. The Company also incurred increased R&D expenditures and an impairment loss on inventory. The higher expenses were offset by higher revenues and increased biological fair value adjustments as our production capacity continues to increase.

27 MANAGEMENT’S DISCUSSION & ANALYSIS

Other Income/Expenses

Other income/(expense) was $125 for the three months ended July 31, 2019 compared to ($315) in the same period of fiscal 2018. Revaluation of financial instruments of $543 in the latest quarter reflects the revaluation of an embedded derivative related to USD denominated warrants issued in the prior year. During the period we earned $1,575 of interest and other income on our various highly liquid interest generating assets as well as the interest earning convertible debenture. Additionally, we incurred ($1,252) of unrealized of equity loss pickups on the ventures HEXO MED and Truss. The unrealized losses on the convertible debenture revaluation and other investments were ($124) and ($315), respectively. Interest expenses amounted to ($305) in the period.

Total other income/(expense) was ($847) for the year ended July 31, 2019 compared to ($5,383) of the same period of fiscal 2018. The decrease in expenses is primarily due to the Interest income of $5,187 due to increased cash holdings, convertible note interest and interest earned on a public security investment. The cumulative gain on convertible debenture amounted to $1,737 for the year ended. This was offset by the loss on revaluation of the USD denominated warrant liability of ($3,730) and the cumulative equity pick up losses from ventures of ($2,964).

Biological Assets – Fair Value Measurements

As at July 31, 2019, the changes in the carrying value of biological assets are as follows:

	July 31, 2019	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504
Acquired through acquisition	3,291
Production costs capitalized	19,215	993
Net increase in fair value due to biological transformation less cost to sell	38,856	7,340
Transferred to inventory upon harvest	(56,323)	(7,505)
Carrying amount, end of period	$7,371	$2,332
[1]Acquired through the Newstrike acquisition on May 24, 2019

Our biological assets consist of cannabis plants, from seeds all the way through to mature plants. As at July 31, 2019, the carrying amount of biological assets consisted of $2 in seeds and $7,369 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The increase in the carrying amount of biological assets is attributable to an increase in production costs and offset by the market selling price decrease as a result of the adult-use market. The significant estimates used in determining the fair value of cannabis on plants are as follows:

•	yield by plant;

•	stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfillment costs) to arrive at an in-process fair value for estimated biological assets which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth;

•	fair value selling price per gram less cost to complete and cost to sell; and

•	destruction/wastage of plants during the harvesting and processing process.

We view our biological assets as Level 3 fair value estimates and estimate the probability of certain harvest rates at various stages of growth. As at July 31, 2019, it is expected that our biological assets will yield approximately 17,571 kilograms (July 31, 2018 – 4,374 kilograms). Our estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in-process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the plant’s life relative to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis for the period ended July 31, 2019 are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price
Obtained through actual retail prices on a per strain basis	$4.23 – $5.01 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $480 to the valuation.

28 MANAGEMENT’S DISCUSSION & ANALYSIS

Yield per plant
Obtained through historical harvest cycle results on a per strain basis	15 – 123 grams per plant	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $344 in valuation.

Stage of growth
Obtained through the estimates of stage of completion within the harvest cycle	Average of 29% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $1,148 in valuation.

Wastage
Obtained through the estimates of stage of wastage within the cultivation and production cycle	0%–30% dependent upon the stage within the harvest cycle	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $302 in valuation.

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended July 31, 2019. The information has been derived from our audited consolidated financial statements, which in management’s opinion have been prepared on a basis consistent with the consolidated financial statements for the fiscal year ended July 31, 2019. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q4 ’19	Q3 ’19	Q2 ’19	Q1 ’19
	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018
Net revenue	$15,424	$13,017	$13,438	$5,663
Total Net loss	(56,685)	(7,751)	(4,325)	(12,803)
Loss per share – basic	(0.28)	(0.04)	(0.02)	(0.07)
Loss per share – fully diluted	(0.28)	(0.04)	(0.02)	(0.07)

	Q4 ’18	Q3 ’18	Q2 ’18	Q1 ’18
	July 31, 2018	April 30, 2018	January 31, 2018	October 31, 2017
Net revenue	$1,410	$1,240	$1,182	$1,102
Total Net loss	(10,509)	(1,971)	(8,952)	(1,918)
Loss per share – basic	(0 .05)	(0. 01)	(0.10)	(0.03)
Loss per share – fully diluted	(0.05)	(0.01)	(0.10)	(0.03)

The Company’s net revenues have increased considerably during the current fiscal year when compared to the previous fiscal year. This is due to the legalization of adult-use cannabis in Canada and the Company’s introduction into this market. As a result, the net loss in the three months ended July 31, 2019 increased primarily due to approximately $23 million in additional operating expenses as discussed in ‘Operating Expenses’ and the $16,918 impairment loss on inventory discussed in ‘Cost of Sales, Excise Taxes and Fair Market Value Adjustments’. The third quarter of fiscal 19 saw increased general, administrative and stock based compensation expenses due to the growth of scale in the Company’s operations. In the second quarter of fiscal 19 a stabilization in marketing/branding expenses occurred from the previous quarter thus reducing the net loss, offset by increased gross margin due to the Company’s first full quarter of adult-use sales. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in the first quarter of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The four quarters of fiscal year 2018 ended July 31, 2018 pertain to the Company’s operations within the medical market only and included in the first quarter of fiscal 18 were tremendous scaling efforts to meet the coming demand of the adult-use market which was legalized October 17, 2018.

Financial Position

The following table provides a summary of our interim condensed financial position as at July 31, 2019 and July 31, 2018:

	July 31, 2019	July 31, 2018
Total assets	$881,040	$334,998
Total liabilities	104,284	12,125
Share capital	799,706	347,233
Share-based payment reserve	40,315	6,139
Warrants	60,433	12,635
Non-controlling interest	1,000	-
Deficit	$(124,698)	$(43,134)

29 MANAGEMENT’S DISCUSSION & ANALYSIS

Total Assets

Total assets increased to $881,040 as at July 31, 2019 from $334,998 as at July 31, 2018. The Company raised $53,791 in net proceeds from the January 30, 2019 marketed public offering. Property plant and equipment increased by $204,460 due to the construction of the 1 million sq. ft B9 facility, leasehold improvements to the Belleville Centre of Excellence and the associated required additional production equipment required within those facilities. The Company also acquired $46,003 of property, plant and equipment through the Newstrike acquisition. Also due to the aforementioned addition production facilities, there has been a significant increase in scale of operations. Inventory and biological assets increased $75,856 and $5,039, respectively. New in the fiscal year, also contributing to the variance is the addition of the investment in associate Truss and joint venture HEXO MED which increased total assets by $52,849. Intangible assets increased by $123,237 primarily due to the acquisition of the Newstrike Up brand and cultivation licenses. Also generated through the acquisition of Newstrike was goodwill of $111,877.

Total Liabilities

Total liabilities increased to $104,284 as at July 31, 2019 from $12,125 as at July 31, 2018. During the current fiscal year, the Company entered into a term loan with CIBC which contributed $33,374 in net outstanding debt as at July 31, 2019. An increase in trade accounts payable and accruals of $36,585 due to continued growth in operations and scalability, specifically the retrofitting and leasehold improvement activity underway at the Centre of Excellence in Belleville, Ontario. There exists $3,494 of excise taxes payable due to the onset of the new taxation policy instituted at the legalization date October 17, 2018.

Share Capital

Share capital increased to $799,706 as at July 31, 2019 from $347,233 at July 31, 2018, due to the marketed equity financing which contributed $53,791 in net proceeds to share capital. The acquisition of Newstrike added an additional $322,439 and the remaining balance of the increase was realized from the exercising of warrants, broker warrants and stock options during the fiscal year.

Share-Based Payment Reserve

The share-based payment reserve increased to $40,315 as at year end from $6,139 as at July 31, 2018. This increase is due to a full fiscal year of stock-based compensation resulting in an increase of $11,768, as a result from the 5.7 million issued employee stock options in July 2018. A total of 12,693,118 employee stock options were granted during the 12 months ended July 31, 2019, inclusive of 3,668,785 which were granted during the fourth quarter of fiscal 2019. The acquisition of Newstrike on May 24, 2019 increased the share-based payment reserve by $7,134.

Warrants Reserve

The warrant reserve increased significantly to $60,433 as at July 31, 2019 from $12,635 as at July 31, 2018, primarily due to the $42,386 addition of the fair valued Molson warrants reserve established for the 11,500,000 share purchase warrants issued to an affiliate of Molson Coors Canada as consideration in the Truss venture in early October 2018. The warrants possess a strike price of $6.00 and a term of 3 years. This is offset by warrant exercise activity during the three quarters to date of fiscal 2019. The acquisition of Newstrike on May 24, 2019 increased the warrants reserve by $12,229.

Liquidity and Capital Resources
Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund international growth initiatives, innovation strategies and to meet contractual obligations. Our ability to reach profitability is dependent on successful implementation of our business strategy. While management is confident in the future success of the business, there can be no assurance that our products will gain adequate market penetration or acceptance or generate sufficient revenue to reach profitability.

	For the twelve months ended
Liquidity	July 31, 2019	July 31, 2018
	$	$
Operating activities	(128,436)	(27,276)
Financing activities	150,607	288,241
Investing activities	(7,645)	(220,376)

Operating Activities

Net cash used in operating activities for the twelve months ended July 31, 2019 was $128,436 as a result of the net loss for the period ended of $81,564, and a decrease in non-cash working capital of $71,768, as well as net non-cash expenses of $27,863. In the same prior year period, cash used in operating activities was ($22,185), reflecting the net loss of ($23,350), net non-cash expenses add back of $7,632, and an increase in working capital of ($7,665). The change in cash flow reflects ($39,628) of an unrealized change in the fair value of biological assets. Increases to inventory and biological assets of ($53,640) and an increase to trade receivables of ($17,845). These increases to operating cashflows were offset by the stock-based compensation add back of $28,944. Operating activities reflect the general increased size and scale of the Company’s operations when compared to the same fiscal period of the fiscal year 2018, as well as the additional operations obtained through the acquisition of Newstrike.

30 MANAGEMENT’S DISCUSSION & ANALYSIS

Financing Activities

Net cash received from financing activities for the fiscal year ended July 31, 2019 was $150,607. On January 30, 2019, the Company closed the marketed equity financing in which a total of 8,855,000 common shares were issued for net proceeds of $53,731. The additional cash generated from the exercised warrants in the amount of $62,442 and excised stock options of $4,293 incurred during the period. The warrant activity was significantly higher in the fourth quarter due to all time high market prices. The Company's term loan forming part of its syndicated credit facility contributed net $33,374.

Investing Activities

For the twelve months ended July 31, 2019, $7,645 was used for investing activities. The Company gained net cash of $49,366 through its business acquisition. Contributing to the increase is cash was the transfer of short-term investments of $119,810 and its reinvestment into high interest generating vehicles. This is offset by the cash consideration and capitalized transaction costs of ($13,427) of the investment in associate and joint ventures. During the period, we continued additions of ($138,034) to our property, plant and equipment as scalability increases as the new 1 million sq. ft. greenhouse was completed and significant leasehold improvements continue to be made at the Belleville facility. Cash in the amount of ($22,350) was restricted for the purposes of satisfying supply and debt service agreements or held in escrow.

Capital Resources

As at July 31, 2019, working capital totaled $261,868. The exercise of all the issued and outstanding warrants, as at July 31, 2019, would result in an increase in cash of approximately $225,394, and the exercise of all stock options would increase cash by approximately $142,491. During the quarter, the Company realized an increase in cash of $39,932 due to the exercise of 7,130,782 January 2018 warrants which contribute $5.60 per warrant. An additional $3,386 was generated due to the exercise of 2,122,689 options during the quarter end.

On October 23, 2019, the Company announced it has entered into subscription agreements with a group of investors pursuant to which the investors have agreed to purchase, on a private placement basis, $70 million principal amount of 8.0% unsecured debentures of the Company (the “Debentures”).

The Debentures will bear interest from the date of closing at 8.0% per annum payable quarterly and will mature on the date which is three years from issuance. Following the date, which is one year from issuance, the Debentures will be convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of $3.16 per share, subject to adjustment in certain events.

Beginning on the date which is one year from issuance, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares of the Company be greater than $7.50 for any 15 consecutive trading days.

The Debentures and any common shares of the Company issuable upon conversion thereof will be subject to a statutory hold period lasting four months and one day following the closing date.

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes.

Closing of the Offering is expected to occur on or about November 15, 2019. The private placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approvals of the Toronto Stock Exchange and the New York Stock Exchange.

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian chartered banks for a total of $65,000. This access to capital will provide the Company with additional capital to fund future growth and expansion as well as its strategic initiates without the dilution of current and future shareholders.

On January 30, 2019, the Company closed the marketed public offering which generated gross proceeds of $57,500 for the issuance of 8,855,000 common shares at a price of $6.50 per share. The Company intends to use the net proceeds from the offering to fund general corporate operations, global growth initiatives and research and development activity to further advance the Company’s innovation strategies.

As of the date of this MD&A, the Company sits on a consolidated cash position of approximately $64,000, exclusive of the expected cash from the debentures of the recently announced private placement. The primary cash burn activities since the fiscal year ended July 31, 2019 relate to capital expenditures, capital contributions to our joint arrangement partners and standard operating activities such as payroll.

31 MANAGEMENT’S DISCUSSION & ANALYSIS

Management believes that current working capital along with the recently completed financings, sufficiently provides the level of funding required for current expansion projects and meet contractual obligations for the next 12 months. We periodically evaluate the opportunity to raise additional funds through the public or private placement of equity capital to strengthen our financial position and to provide sufficient cash reserves for growth and development of the business.

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at July 31, 2018, July 31, 2019 and October 24, 2019.

	October 23, 2019	July 31, 2019	July 31, 2018
Common shares	257,018,560	256,981,753	193,629,116
Warrants	24,016,422	29,585,408	26,425,504
Options	22,326,430	24,288,919	14,388,066
Total	303,361,412	310,856,080	234,442,686

As a result of the Newstrike acquisition the following balances were contributed the Company’s common shares, warrants and stock option balances as at the closing date May 24, 2019.

May 24, 2019
Common shares	35,394,041
Warrants	7,196,166
Options	2,011,863
Total	44,602,070

Off-Balance Sheet Arrangements and Contractual Obligations
The Company does not have any off-balance sheet arrangements.

As of the date of this MD&A, the Company has a $65,000 credit facility in place with a syndicate of Canadian chartered banks of which $35,000 has been drawn upon and is outstanding.

We have certain contractual financial obligations related to service agreements and construction contracts for the construction in progress shown in Note 9 of the audited financial statements and the accompanying notes for the fiscal year ended July 31, 2019. Commitments are inclusive of $99,652 related to the 20-year anchor rental commitment regarding the Belleville facility.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

$
2020	93,647
2021	7,332
2022	5,804
2023	5,259
2024	4,970
Thereafter	75,218
192,230

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

32 MANAGEMENT’S DISCUSSION & ANALYSIS

Interest Risk

The Company has exposure to interest rate risk related to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The Company also has exposure to interest rate risk related to the outstanding balance of the term loan. The fluctuation of the interest rate may result in a material increase to the associated interest. As at July 31, 2019, the Company had short term investments and a convertible debenture of $517 and a long term loan of $33,374. All interest rates are fixed. An increase or decrease of 5% to the applicable interest rates would not result in a material variance.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of July 31, 2019, the Company would incur an associated increase or decrease in comprehensive loss of approximately $188 (2018 - $Nil). The price risk exposure as at July 31, 2019 is presented in the table below.

$
Financial assets	16,756
Financial liabilities	(493)
Total exposure	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at July 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short-term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and Alberta as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2019 is $37 (July 31, 2018 - $94).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they possess share credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at July 31, 2019; this amounted to $194,902.

The following table summarizes the Company’s aging of receivables as at July 31, 2019 and July 31, 2018:

	July 31, 2019	July 31, 2018
0–30 days	$	$
0–30 days	20,469	262
31–60 days	1,826	188
61–90 days	166	91
Over 90 days	3,599	103
Total	26,060	644

33 MANAGEMENT’S DISCUSSION & ANALYSIS

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from three crown corporations representing 81% (July 31, 2018 – Nil%) of total sales in the fiscal year ended July 31, 2019.

The Company holds trade receivables from three crown corporations representing 79% of total trade receivables as of July 31, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at July 31, 2019, the Company had $139,505 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable and current portions of the term loan and other liabilities with total carrying amounts and contractual cash flows amounting to $52,685 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s annual audited consolidated financial statements for the fiscal year ended July 31, 2019, which is available under HEXO’s profile on SEDAR and EDGAR.

Adopted and Upcoming Changes in Accounting Standards
IFRS 15, Revenues from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

IFRS 9, Financial Instruments

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

AMORTIZED COST

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

34 MANAGEMENT’S DISCUSSION & ANALYSIS

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at Fair Value through Other Comprehensive Income (“FVTOCI”). This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	FVTPL	FVTPL
Restricted cash	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Trade receivables	Loans and receivables	Amortized cost
Convertible debenture receivable	FVTPL	FVTPL
Long term investment	N/A	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Warrant liability	FVTPL	FVTPL
Deferred rent liability	N/A	Amortized cost
Term loan	N/A	Amortized cost

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL LIABILITIES

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

35 MANAGEMENT’S DISCUSSION & ANALYSIS

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

The Company is currently executing its implementation plan and has completed the initial scoping phase to identify material lease contracts. The analysis of such contracts to quantify the transitional impact is ongoing. The most significant impact of IFRS 16 will be our initial recognition of the present value of future lease payments as right-of-use assets under property, plant and equipment and the corresponding recognition of a lease liability on the consolidated statement of financial position. All material, long-term property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability.

IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows. The standard will be effective for the Company for the fiscal year commencing August 1, 2019. The Company will be adopting the standard using the modified approach by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on the commencement date, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

Related Party Transactions
Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling our operations, directly or indirectly. Our key management personnel are the members of the executive management team and Board of Directors, who collectively control approximately 6.15% of the outstanding common shares as at July 31, 2019 (July 31, 2018 – 8.77%) .

Compensation provided to key management for the fiscal years ended July 31, 2019 and 2018 was as follows:

For the fiscal year ended	July 31, 2019	July 31, 2018
Salary and/or consulting fees	$3,550	$1,969
Bonus compensation	481	275
Stock-based compensation	16,235	3,836
Total	$20,266	$6,080

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On July 26, 2019, the Company granted certain of its directors a total 250,000 stock options with an exercise price of $5.88.

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined above, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of this, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain of its executives a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain of its directors and officers a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

36 MANAGEMENT’S DISCUSSION & ANALYSIS

On December 4, 2017, the Company granted certain directors and executives a total of 1,750,000 stock options with an exercise price of $2.69, half of which vested immediately and the balance over a three-year period with the exception of 75,000 stock options which vest in full by April 30, 2019.

On November 6, 2017, the Company granted certain of our executives a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain of our executives a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,279 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and was repaid in full during the third quarter of fiscal 2019.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at July 31, 2019, are set forth below.

Business Acquisition

On May 24, 2019, the Company finalized the acquisition of Newstrike. Under NI 52-109, the Company is permitted to limit the scope of its design of DCP and ICFR for a business that was acquired not more than 365 days before the end of the financial period to which the certificate relates. Therefore, the Company will continue to assess the design of controls, evaluate the controls and work to implement the established control structure within the operations of Newstrike and certify such once in a position to do so.

The above acquisition contributed net revenue of $2,770 and a net loss of ($13,699) to the Company’s consolidated results for the fiscal year ended since the date of acquisition.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system. When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale. The project was launched in November 2017 to standardize and automate business processes and controls across the organization. As at July 31, 2019, the system’s Finance, Sales and Procurement processes were functional. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Also, during the period were changes made to the Company’s inventory count process, procedures and estimate approach. Due to the significant increase in volume as the Company’s production levels rise, there were additional complexities added to this process. Additional resources were required to complete the inventory count including the reallocation of personnel from other departments and the use of third-party services. This inherently creates an increased risk environment in that less experienced personnel were involved in the process.

37 MANAGEMENT’S DISCUSSION & ANALYSIS

Identified Material Weaknesses and Remediation Plan

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls.

Management has performed a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners.

As of the fiscal year ended July 31, 2019, management has identified the following material weaknesses in the Company’s internal control over financial reporting and implemented the associated remediation activity as outlined below.

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation and review of assumptions, processes and estimate methodology, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2020 and will only take reliance upon such controls once the appropriate level of testing is reached.

INVENTORY COUNT

The Company did not have effective controls around its year-end inventory count procedures, specifically with respect to its reconciliation of the ERP system, due to the details outlined in the previous change to control environment section.

To further strengthen controls surrounding inventory, management has initiated or enhanced the following procedures;

  Segregation of duties to initiate work, production orders and inventory adjustments will be strengthened;
  Work, production orders and inventory adjustments will be reviewed and approved by the relevant supervisor;
  Further enhancements to the ERP inventory processing, tracking and reporting functionality and supporting work procedures in order to ensure their sustainability;
  Additional training, guidance and communications to internal teams and third-party inventory count providers regarding inventory management, count and reconciliation procedures.

PROCUREMENT

The Company did not maintain effective controls over the purchasing of capital goods and services, including the authorization of purchases, processing and payment of vendor invoices, the classification of various expenses and capitalization of assets.

To strengthen the controls surrounding the procurement process, management has initiated or enhanced the following procedures;

  Enhancements to the ERP’s purchasing functionality; including segregation of duties to initiate and release purchase orders;
  Additional training, guidance and communications to internal teams regarding the Company’s procurement policies and required adherence to the Governance Authority Matrix.

FINANCIAL REPORTING

The Company did not maintain effective process level and management review controls over manual financial reporting processes and the application of IFRS and accounting measurements related to certain significant accounts and non-routine transactions.

To strengthen the controls surrounding the financial reporting process, management has initiated the following;

  Assessing the financial and accounting resources in order to identify the areas and functions that lack sufficient personnel and other resources.

38 MANAGEMENT’S DISCUSSION & ANALYSIS

  Hiring additional personnel, to be dedicated to the implementation, maintenance and monitoring of disclosure and financial controls, including our current efforts to recruit a Director of Finance; and,
  Engaging third-party advisors with appropriate expertise to assist in the application of complex accounting measurements and non-routine transactions.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties which could cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 28, 2019 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

  Our business operations are dependent on our licence under the Cannabis Regulations. The license must be renewed by Health Canada. Our current license expires on April 15, 2021. Failure to comply with the requirements of the license or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

  Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

  While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

  We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

  Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

  We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

  The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

  We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

  Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

  We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business.

  Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

  International operations will result in increased operational, regulatory and other risks.

  There may be a risk of corruption and fraud in the emerging markets in which the Company operates.

  The Company’s operations in emerging markets international markets may pose an increased inflation risk on the business.

  The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

  Our activities and resources are currently primarily focused on our facilities on the Gatineau, Belleville and Newstrike campuses, and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the Gatineau campus would have a material and adverse effect on our business, financial condition and prospects.

  We expect to derive a significant portion of our future revenues from the legalized adult-use cannabis industry and recently legalized edible cannabis 2.0 market in Canada, including through our agreements various provincial governing bodies do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

39 MANAGEMENT’S DISCUSSION & ANALYSIS

  We expect to derive a significant portion of our future revenues from the sale of future products of which are still being actively developed and put into production. Failure to adequately meet market demand for edible product in a timely fashion may adversely impact the Company’s profitability.

  We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

  Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

  A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

  Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Volatility of energy costs and the loss of preferred rate status may adversely impact our business and our ability to operate profitably.

  We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

  As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

  Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

  Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

  We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada.

  Conflicts of interest may arise between the Company and its directors.

  We may not pay any dividends on our common shares in the foreseeable future.

  Our common shares are listed on the TSX and NYSE; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

  There is no assurance the Company will continue to meet the listing requirements of the TSX and the NYSE.

  The Company is subject to restrictions from the TSX and NYSE which may constrain the Company’s ability to expand its business internationally.

  The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control.

  An investment in our securities is speculative and involves a high degree of risk and uncertainty.

  We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

  The Company may not be successful in the integration of the acquired Company into our business.

  The Company may be unable to successfully achieve the objectives of our strategic alliances.

  The Company’s operations are subject to increased risk as a result of international expansion.

  We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

  Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the United States (“U. S.”) Investment Company Act of 1940. However, the tests for determining IC status are

40 MANAGEMENT’S DISCUSSION & ANALYSIS

  based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

  Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

  In the fiscal year 2018, the Company initiated the implementation of new ERP systems. The implementation is expected to be completed in the fiscal year ended July 31, 2020. Upon full commencement of the implementation, the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

  We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

  The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

  With the recently acquired credit facility, which could include risks that the Company’s cash flows could be insufficient to satisfy required payments of principal and interest, exposure of the Company to the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

  The credit facility contains covenants that will require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy.

41 MANAGEMENT’S DISCUSSION & ANALYSIS